UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

For Immediate Release

ASUR 3Q04 PASSENGER TRAFFIC UP 12.99% YOY

3Q04 Highlights1:
  EBITDA increased by 40.16% to Ps.319.48 million.
  Total passenger traffic up by 12.99%.
  Total revenues up by 31.54%, mainly due to a 21.99% increase in aeronautical revenues.
  Commercial revenues per passenger increased by 72.38%, to Ps.31.47pesos per passenger.
  Operating income improved by 62.37%.
  EBITDA margin was 62.52% compared with 58.67% in 3Q03.

México D.F., October 27, 2004 Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three and nine-month periods ended September 30, 2004.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of September 30, 2004, and represent comparisons between the three-month period ended September 30, 2004, and the equivalent three-month period ended September 30, 2003. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.3884.

ASUR 3Q04, Page 1 of 17

Passenger Traffic

For the third quarter of 2004, total passenger traffic increased year-over-year by 12.99%; domestic passenger traffic increased by 5.56%; and international passenger traffic increased by 19.16% .

The 5.56% growth in domestic passenger traffic mainly reflects the 19.14% increase in traffic at the Veracruz airport resulting from the opening of new routes to that destination by Azteca airlines in July 2004, as well as an increase in flights by Mexicana airlines. Growth was also driven by a 16.21% increase in passenger traffic due to additional flights at Villahermosa airport by Aeromexico and Aviacsa. Traffic at Oaxaca airport rose 11.59% as a result of Azteca opening a new route to that destination in December 2003.

The 19.16% increase in international passenger traffic resulted mainly from a 31.44% and 18.18% growth in traffic at the Cozumel and Cancun airports, respectively. Higher international traffic at Cozumel, reflects increased flight frequencies by certain airlines, and the start of operations of ATA airlines in December 2003 and American Airlines in January 2004.

Total, domestic and international passenger traffic for the first nine-months of the year, increased by 14.63%, 6.07% and 20.50%, respectively.

Table I: Domestic Passengers (in thousands)

Airport	3Q03	3Q04%		9 Months 9 Months		%
			Change	2003	2004	Change

Cancun	675.1	689.4	2.12	1,659.3	1,728.5	4.14

Cozumel	31.7	27.8	(12.45)	73.1	68.8	(5.82)

Huatulco	69.2	74.7	7.95	177.2	187.5	5.82

Merida	204.3	210.1	2.87	590.4	601.6	1.90

Minatitlan	32.3	30.7	(4.92)	94.9	92.6	(2.50)

Oaxaca	107.3	119.7	11.59	310.4	364.9	17.55

Tapachula	45.1	46.4	2.81	134.5	142.8	6.16

Veracruz	117.3	139.7	19.14	342.2	368.0	7.54

Villahermosa	141.6	164.5	16.21	410.5	468.5	14.12

TOTAL	1,423.9	1,503.2	5.56	3,792.4	4,022.5	6.07

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 3Q04, Page 2 of 17

Table II: International Passengers (in thousands)

Airport	3Q03	3Q04%		9 Months	9 Months	%
			Change	2003	2004	Change

Cancun	1,554.9	1,837.6	18.18	5,058.3	6,051.0	19.63

Cozumel	94.9	124.8	31.44	302.2	402.0	33.02

Huatulco	1.9	2.0	7.41	23.4	22.8	(2.35)

Merida	29.5	33.9	14.95	70.7	92.9	31.34

Minatitlan	0.8	0.9	13.16	1.9	2.0	6.84

Oaxaca	8.0	15.4	91.28	22.0	33.5	52.21

Tapachula	0.6	1.1	68.75	1.6	2.8	71.43

Veracruz	14.8	15.7	6.29	40.8	41.7	2.08

Villahermosa	8.9	11.6	29.42	21.1	29.2	38.61

TOTAL	1,714.4	2,042.9	19.16	5,542.0	6,677.9	20.50

Note: Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	3Q03	3Q04%		9 Months	9 Months	%
			Change	2003	2004	Change

Cancun	2,230.0	2,570.0	13.32	6,717.6	7,779.0	15.80

Cozumel	126.7	152.6	20.45	375.3	470.9	25.46

Huatulco	71.1	76.7	7.93	200.6	210.3	4.87

Merida	233.8	244.0	4.40	661.1	694.5	5.05

Minatitlan	33.1	31.6	(4.48)	96.8	94.6	(2.31)

Oaxaca	115.3	135.1	17.14	332.4	398.3	19.84

Tapachula	45.8	47.5	3.73	136.1	145.6	6.94

Veracruz	132.1	155.5	17.70	383.0	409.6	6.96

Villahermosa	150.5	176.1	17.00	431.6	497.7	15.32

TOTAL	3,138.3	3,546.0	12.99	9,334.5	10,700.4	14.63

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q04

Total revenues for 3Q04 increased year-over-year by 31.54% to Ps.511.04 million. This was mainly due to:

  An increase of 21.99% in revenues from aeronautical services, principally as a result of the above-mentioned increase in passenger traffic, and
  An increase of 67.34% in revenues from non-aeronautical services, principally as result of the 93.92% increase in commercial revenues. This growth in commercial revenues reflects revenues from the Company’s direct operation of one restaurant, one snack bar and three convenience stores, which were taken over by ASUR from a former concession holder in
ASUR 3Q04, Page 3 of 17

May 2004. (See tables V and VIII). Management is analyzing performance of this operation and expects to decide on the best course of action at year-end.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues improved year-over-year by 93.92%, mainly due to:

  A 78.50% increase in duty-free revenues, primarily as a result of the growth in international passenger traffic, improved product mix and the opening of a new store in the satellite building of the Cancun airport in November 2003.
  An increase of 112.42% in food and beverage revenues, primarily as a result of ASUR’s previously mentioned direct operation of two restaurants starting May 2004. The increase in food and beverage revenues also reflects new store openings as listed below:
Restaurant Concessions

Airport	Name	Month Opened

Cancun	Tequilería Cuervo	September 2003
Cancun	Coffe Bar	December 2003
Cancun	Margarita Ville	December 2003

  A 246.81% increase in retail revenues, mainly as a result of growth in international passenger traffic during the quarter, revenues from the operation of three convenience stores, new stores at the departure gates at the Cancun airport, and the new stores listed below:
Store Concessions

Airport	Name	Month Opened

Mérida	Portafolio	October 2003

Cancún	Cenca de Conveniencia	November 2003

Huatulco	Artículos selectos	November 2003

Cancun (Terminal 1)	Cinco Soles	January 2004

Cancun (Terminal 2)	Pineda Covalin	February 2004

Cancun (Terminal 1)	Pineda Covalin	March 2004

Cancun (Terminal 2)	Cinco Soles	March 2004

ASUR 3Q04, Page 4 of 17

  A 72.62% increase in advertising revenues, resulting from the creation of additional space for advertising,
  A 93.41% increase in revenue from car rental companies.

During the year, the Company initiated an arbitration process with one of the duty free concessionaires (Dufry Mexico S.A. de C.V.) that operates in the Cancun airport. The dispute is related to the amount paid in rent by this concessionaire for the units it occupies in the airport. Arbitration proceedings are at an advanced stage, and a final decision is expected in January 2005.

Total operating costs and expenses for 3Q04 increased year-over-year by 15.03%, primarily as a result of:

  A 25.38% rise in costs of services mainly as a result of the increase in maintenance expenses, costs related to the direct commercial operation of two restaurants and three convenience stores and higher payroll resulting from the reallocation of certain functions from ASUR’s corporate headquarters to the airport level, principally at Cancun.
  A 41.66% increase in the cost of technical assistance, principally due to the increase in EBITDA for the quarter (a basis for the calculation of the fee).
  A 31.54% increase in concession fees mainly due to higher revenues.
  A 7.62% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets, improvements made to concession assets and the direct commercial operation of a restaurant, a snack bar and three convenience stores.
  These increases were partially offset by a 15.90% decline in administrative expenses, mainly due to the reallocation of certain functions from ASUR’s corporate headquarters to the airport level, principally at Cancun.

Operating margin for 3Q04 improved to 43.04% from 34.87% in the third quarter of last year. This was mainly driven by the 31.54%,

ASUR 3Q04, Page 5 of 17

increase in revenues, primarily reflecting the 21.99% growth in aeronautical revenues, which more than offset the 15.03% increase in costs and expenses for the quarter.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets (including, in ASUR’s case, its concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.39.0 million for 3Q04. Of these payments, Ps.8.0 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.31.0 million in future income tax payments.

Net income for 3Q04 was Ps.135.86 million, a year-over-year increase of 77.01% . Earnings per common share for the quarter were Ps.0.4529, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.3977. This compares with Ps.0.2558, or EPADS of US$0.2247, for the same period last year.

Table IV: Summary of Consolidated Results for 3Q04

	3Q03	3Q04%
			Change

Total Revenues	388,509	511,041	31.54

Aeronautical Services	306,691	374,126	21.99

Non-Aeronautical Services	81,817	136,915	67.34

Commercial Revenues	58,904	114,228	93.92

Operating Profit	135,480	219,975	62.37

Operating Margin %	34.87%	43.04%	23.44

EBITDA	227,937	319,478	40.16

EBITDA Margin %	58.67%	62.52%	6.55

Net Income	76,754	135,864	77.01

Earnings per Share	0.2558	0.4529	77.01

Earnings per ADS in US$	0.2247	0.3977	77.01

Note:	Figures are shown in thousands of constant Mexican pesos as of September 30, 2004. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.3884

ASUR 3Q04, Page 6 of 17

Table V: Commercial Revenues per Passenger for 3Q04

	3Q03	3Q04%
			Change

Total Passengers (‘000)	3,227	3,630	12.48

Total Commercial	58,904	114,228	93.92
Revenues

Commercial revenues from	1,934	19,535	909.86
direct operations

Commercial revenues	56,970	94,693	66.22
excluding direct operations

Total Commercial Revenue	18.25	31.47	72.38
per Passenger

Commercial revenue from	0.86	7.65	800.00
direct operations per
passenger

Commercial revenue per	17.40	23.82	36.92
passenger (excluding direct
operations)

Note: For purposes of this table, 88.9 thousand and 83.9 thousand transit and general aviation passengers are included for 3Q03 and 3Q04, respectively. Revenue figures are shown in thousand of constant Mexican pesos as of September 30, 2004. Revenues from direct commercial operation include a restaurant, a snack bar and three convenience stores.

Table VI: Operating Costs and Expenses for 3Q04

	3Q03	3Q04%
			Change

Costs of Services	97,278	121,969	25.38

Administrative	31,454	26,455	(15.90)

Technical Assistance	12,413	17,585	41.66

Concession Fees	19,427	25,554	31.54

Depreciation and Amortization	92,457	99,503	7.62

TOTAL	253,029	291,066	15.03

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2004.

Consolidated Results for the Nine-Month Period

Total revenues for the nine-month period increased year-over-year by 28.20% to Ps.1,483.75 million. This was mainly due to:

  An increase of 21.46% in revenues from aeronautical services, principally as a result of the above-mentioned increase in international passenger traffic, and

ASUR 3Q04, Page 7 of 17

  An increase of 54.11% in revenues from non-aeronautical services, principally as result of the 71.68% improvement in commercial revenues.

Commercial revenues for the nine-month period increased year-over-year by 71.68%, mainly due to:

  A 55.10% rise in duty-free revenues, principally due to the increase in international passenger traffic.
  A 73.94% increase in food and beverage revenues, reflecting revenues from the restaurant and the snack bar which have been operated by ASUR since May 2004, as well as the concession revenues generated by new stores at the Cancun, Cozumel, Oaxaca, Tapachula, Veracruz and Villahermosa airports.
  A 173.14% increase in retail revenues, principally reflecting revenue from the three convenience stores that are being operated by ASUR since May 2004. The increase in retail revenues also reflects income from the concessions granted to new convenience stores at the Cancun, Huatulco and Oaxaca airports and other store openings at Cancun airport.
  A 23.11% increase revenue from banking and currency exchange services.
  A 102.39% increase in revenue from car rental companies.
  A 79.57% increase in advertising revenues.

ASUR 3Q04, Page 8 of 17

Table VII: Summary of Consolidated Results for the Nine-Month Period

	9 Months	9 Months	%
	2003	2004	Change

Total Revenues	1,157,359	1,483,755	28.20

Aeronautical Services	918,502	1,115,651	21.46

Non-Aeronautical Services	238,857	368,104	54.11

Commercial Revenues	172,906	296,841	71.68

Operating Profit	422,545	650,937	54.05

Operating Margin %	36.51%	43.87%	20.16

EBITDA	699,916	944,508	34.95

EBITDA Margin %	60.48%	63.66%	5.26

Net Income	247,771	401,196	61.92

Earnings per Share	0.8259	1.3373	61.92

Earnings per ADS in US$	0.7252	1.1743	61.92

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2004. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.3884.

Table VIII: Commercial Revenues for the Nine-Month Period

	9 Months	9 Months	%
	2003	2004	Change

Total Passengers (‘000)	9,591	10,951	14.18

Total Commercial	172,906	296,841	71.68
Revenues

Commercial revenues from	5,479	30,417	455.17
direct operations

Commercial revenues	167,427	266,425	59.13
excluding direct operations

Total Commercial Revenue	18.03	27.11	50.39
per Passenger

Commercial revenue from	0.80	7.12	788.75
direct operations per
passenger

Commercial revenue per	17.22	19.99	16.03
passenger (excluding direct
operations)

Note: For purposes of this table, 256.8 thousand and 250.8 thousand transit and general aviation passengers are included for 3Q03 and 3Q04, respectively. Revenue figures are shown in thousand of constant Mexican pesos as of September 30, 2004. Revenues from direct commercial operation include a restaurant, a snack bar and three convenience stores.

ASUR 3Q04, Page 9 of 17

Table IX: Operating Costs and Expenses for the Nine-Month Period

	9 Months	9 Months	%
	2003	2004	Change

Costs of Services	276,222	334,447	21.08

Administrative	86,106	80,076	(7.0)

Technical Assistance	37,259	50,553	35.68

Concession Fees	57,857	74,171	28.20

Depreciation and Amortization	277,371	293,571	5.84

TOTAL	734,814	832,818	13.34

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2004.

Costs and expenses for the nine-month period increased year-over-year by 13.34% .

The costs of services for the period increased year-over-year by 21.08% . This was due to an increase in maintenance expenses during the period, the reallocation in February 2004 of certain functions from the corporate to the airport level, as well as costs related to the direct operation by ASUR of a restaurant, a snack bar and three convenience stores.

Administrative expenses declined by 7.00% reflecting  the reorganization in February 2004 of certain functions from  the corporate to the airport level.

Technical assistance costs increased by 35.68%, reflecting the corresponding increase in EBITDA during the period.

The 28.20% increase in concession fees was due to the year-to-date increase in overall revenues.

Depreciation and amortization rose by 5.84%, mainly due to the above-mentioned capitalization of investments in fixed assets and improvements made to concession assets.

Operating margin for increased to 43.87%, up from 36.51% for the first nine-months of 2003. This increase was mainly driven by the increase in revenues and cost controls.

Net income for the nine-month period increased by 61.92% to Ps.401.19 million. Earnings per common share for the period were Ps.1.3373, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$1.1743. This compares with Ps.0.8259, or EPADS of US$0.7252, for the same period last year.

ASUR 3Q04, Page 10 of 17

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for the nine-month period were Ps.1,128.53 million, resulting in a year-to-date average tariff per work load unit of Ps.100.17. ASUR’s regulated revenues accounted for approximately 76.06% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2004 Airport Facility Usage Rights and Airport Concessions represented 87.54% of the Company’s total Assets, with current assets representing 10.62% and other assets 1.84% .

On September 30, 2004 cash and marketable securities were Ps.1,109.95 million. On the same date, Shareholder’s Equity was Ps.11,917.26 million and total Liabilities were Ps.712.78 million, representing 93.77% and 6.23% of total Assets, respectively. Total deferred liabilities represented 76.41% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.89.51 million as part of the Company’s ongoing plan to modernize the airports of the group.

Labor Relations

During the month of October, ASUR reached a mutually satisfactory agreement on the revision of wages with the Mexican National Union of Airport Workers.

ASUR 3Q04, Page 11 of 17

Subsequent Events

On October 25, 2004 Mr. Kjeld Binger and Adolfo Castro, ASUR’s Interim CEO and CFO attended an event at which Mexican authorities and Formula One’s governing body announced that they had reached an agreement for Cancun to host a Grand Prix race in October 2006. The event was also attended by members of the press, government officials and members of the Mexican business community. In addition, the Governor of Quintana Roo publicly announced other infrastructure projects, among them a new airport in the Mayan Riviera. No further details concerning this airport have been disclosed, so we are unable to predict today the impact that this project, if completed, would have on our business.

On October 26, 2004, ASUR’s Board of Directors instructed the Company’s management to immediately initiate the necessary proceedings to begin construction of a second runway at Cancun airport, ahead of schedule. This decision was taken in response to higher than expected passenger traffic at the Cancun airport and in order to effectively service increased passenger demand in the future. In the Master Development Plan, this runway was originally expected to be concluded by 2012. Total capex for this project is estimated to be between US$40 and US$60 million. The Company expects to incur this investment between 2005 and 2007.

3Q04 Earnings Conference Call

Day:	Thursday, October 28, 2004
Time:	11:00 AM US EST; 10:00 AM Mexico City time
Dial-in numbers:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)
Access Code:	1462125
Replay:	Starting Thursday, October 28, 2004 at 2:00 PM US EST,
ending at midnight US EDT on Thursday, November 4, 2004.
Dial-in number: (800) 642-1687 (US & Canada); (706) 645-
9291 (International & Mexico). Access Code: 1462125.

ASUR 3Q04, Page 12 of 17

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q04, Page 13 of 17

Operating Results per Airport

	3Q03	3Q04%		9 Months	9 Months	%
			Change	2003	2003	Change

Cancun

Aeronautical Revenues	227,137	280,053	23.30	687,193	849,347	23.60

Non-aeronautical	58,191	109,842	88.76	170,165	291,094	71.07
Revenues

Operating Profit	133,696	205,279	53.54	418,950	616,900	47.25

EBITDA	191,797	269,240	40.38	393,252	803,843	35.50

Cozumel

Aeronautical Revenues	11,386	15,841	39.13	34,033	47,172	38.61

Non-aeronautical	4,039	5,082	25.82	11,561	14,591	26.21
Revenues

Operating Profit	193	5,303	2,647.67	1,649	13,140	696.85

EBITDA	4,818	10,309	113.97	15,524	28,159	81.39

Merida

Aeronautical Revenues	20,133	22,237	10.45	57,546	63,282	9.97

Non-aeronautical	7,195	7,654	6.38	20,973	22,753	8.49
Revenues

Operating Profit	2,175	4,165	91.49	8,186	8,652	5.36

EBITDA	9,902	12,663	27.88	31,366	34,119	8.78

Villahermosa

Aeronautical Revenues	13,197	15,682	18.83	37,900	44,197	16.61

Non-aeronautical	4,188	4,419	5.52	11,782	12,482	5.94
Revenues

Operating Profit	4,490	5,441	21.18	13,039	14,624	12.16

EBITDA	9,263	10,474	13.07	27,357	29,724	8.65

Others

Aeronautical Revenues	34,838	40,312	15.71	101,830	111,654	9.65

Non-aeronautical	8,206	9,918	20.86	24,376	27,183	11.52
Revenues

Operating Profit	(5,075)	(212)	95.82	(19,279)	(2,352)	87.80

Others	12,157	16,793	38.13	32,418	48,663	50.11

TOTAL

Aeronautical Revenues	306,691	374,126	21.99	918,502	1,115,651	21.46

Non-aeronautical	81,817	136,915	67.34	238,857	368,104	54.11
Revenues

Operating Profit	135,480	219,975	62.37	279,746	650,937	54.05

EBITDA	227,937	319,478	40.16	463,810	944,508	34.95

Note: All figures are in thousands of constant Mexican pesos as of September 30, 2004.

ASUR 3Q04, Page 14 of 17

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Balance Sheet as of September 30th, 2004 and 2003 Thousands of Mexican pesos in purchasing power as of September 30th, 2004

Item	September 2003	September 2004	Variation	%

Assets
Current Assets
Cash and cash equivalents	738,019	1,109,952	371,932	50.40
Trade receivables, net	172,207	203,900	31,694	18.40
Recoverable taxes and other current assets	159,540	36,063	(123,477)	(77.40)

Total Current Assets	1,069,766	1,349,915	280,149	26.19

Fixed Assets
Machinery, furniture and equipment, net	81,475	79,202	(2,273)	(2.79)
Rights to use airport facilities, net	2,199,374	2,128,726	(70,648)	(3.21)
Improvements to use airport facilities, net	622,435	964,544	342,109	54.96
Constructions in process	285,029	260,804	(24,225)	(8.50)
Others	41,457	40,062	(1,394)	(3.36)

Total Fixed Assets	3,229,770	3,473,338	243,568	7.54

Defferred Assets
Airports concessions, net	7,999,638	7,772,263	(227,375)	(2.84)
Defferred income taxes	-	0	0	-
Other	20,311	113,136	92,825	457.01

Total Defferred Assets	8,019,949	7,885,399	(134,550)	(1.68)

Total Assets	12,319,485	12,708,653	389,168	3.16

Liabilities and Stockholder's Equity
Current Liabilities
Trade accounts payable	4,904	3,667	(1,237)	(25.22)
Notes payable	-	-	-	-
Accrued expenses and others payables	137,274	167,393	30,119	21.94

Total Current Liabilities	142,177	171,060	28,883	20.31

Long term liabilities
Other	13,705	15,639	1,934	14.11
Defferred income taxes	431,432	566,681	135,249	31.35
Defferred employees profit sharing	39,376	37,496	(1,880)	(4.77)
Labor Obligations	641	517	(125)	(19.45)

Total long term liabilities	485,154	620,333	135,178	27.86

Total Liabilities	627,331	791,393	164,061	26.15

Stockholder's Equity
Capital stock	11,274,071	11,274,071	-	0.00
Legal Reserve	53,413	67,688	14,275	26.73
Share repurchase reserve	-	157,151	157,151	-
Net Income for the period	247,771	401,196	153,426	61.92
Retained earnings	116,899	17,153	(99,745)	(85.33)

Total Stockholder's Equity	11,692,153	11,917,260	225,107	1.93

Total Liabilities and Stockholder's Equity	12,319,485	12,708,653	389,168	3.16

ASUR 3Q04, Page 15 of 17

	Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Income from January 1st, to September 30th, 2004 and 2003
Thousands of Mexican pesos in purchasing power as of September 30th, 2004

Item	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2003	2004	%	2003	2004	%

Revenues
Aeronautical Services	918,502	1,115,651	21.46	306,691	374,126	21.99
Non-Aeronautical Services	238,857	368,104	54.11	81,817	136,915	67.34

Total Revenues	1,157,359	1,483,755	28.20	388,509	511,041	31.54
Operating Expenses
Cost of services	276,222	334,447	21.08	97,278	121,969	25.38
General and administrative expenses	86,106	80,076	(7.00)	31,454	26,455	(15.90)
Technical Assistance	37,259	50,553	35.68	12,413	17,585	41.67
Concession fee	57,857	74,171	28.20	19,427	25,554	31.54
Depreciation and Amortization	277,371	293,571	5.84	92,457	99,503	7.62

Total Operating Expenses	734,814	832,818	13.34	253,029	291,066	15.03
Operating Income	422,545	650,937	54.05	135,480	219,975	62.37
Comprehensive Financing cost	25,685	(6,360)	(124.76)	7,141	1,108	(84.50)

Extraordinary and Special Items
Rescue Clause	18,483	2,429	(86.86)	5,038	20	(99.62)
Special items ( NMO Restructuring )	1,166	10,999	843.31	1,166	1,856	59.18
Income Before Income Taxes	428,581	631,148	47.26	136,416	219,207	60.69
Provision for Income Taxes	35,419	35,842	1.19	9,580	8,128	(15.15)
Defferred income taxes	145,391	194,111	33.51	50,083	75,214	50.18
Defferred employees profit sharing	-	-	-	-	-	-

Net Income for the Year	247,771	401,196	61.92	76,754	135,864	77.01

Earning per share	0.8259	1.3373	61.92	0.2558	0.4529	77.01
Earning per ads usd	0.7252	1.1743	61.91	0.2247	0.3977	77.03
Exchange rate per dollar 11.3884

ASUR 3Q04, Page 16 of 17

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Changes in Financial Position from January 1st, to September 30th, 2004 and 2003
Thousands of Mexican pesos in purchasing power as of September 30th, 2004

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2003	2004	%	2003	2004	%

Net Income for the Year	247,771	401,196	61.92	76,754	135,864	77.01

Depreciation and Amortization	277,371	293,571	5.84	92,457	99,503	7.62

Resources provided by operations	525,142	694,767	32.30	169,211	235,367	39.10

Changes in operating assets and liabilities:

Decrease (increase) in:
Trade receivables	6,441	(27,665)	(529.51)	(1,331)	46,905	(3,623.42)
Recoverable taxes and other current assets	2,429	119,335	4,813.06	(11,689)	13,326	(214.01)
Other defferred assets	(91)	(104,417)	115,043.00	(2,171)	(19,861)	814.78

Increase (decrease) in:
Trade accounts payable	2,230	(6,868)	(408.04)	2,712	(1,009)	(137.18)
Accrued expenses and others payables	(50,560)	(32,966)	(34.80)	18,417	19,235	4.44
Long term liabilities	44,021	110,860	151.84	12,912	45,347	251.20

Resources provided by (used for) working capital	4,470	58,279	1,203.72	18,850	103,944	451.41

Resources provided by (used for) operating activities	529,612	753,046	42.19	188,061	339,311	80.43

Resources provided by (used for) financing activities:	(163,128)	(168,101)	3.05	-	-	-

Notes payable	-	-	-	-	-	-
Others	(163,128)	(168,101)	3.05	-	-	-

Resources provided by (used for) investing activities:	(162,458)	(209,301)	28.83	(72,425)	(99,876)	37.90

Investments in machinery, furniture and equipment, net	(32,486)	(15,750)	(51.52)	(24,776)	(2,591)	(89.54)
Investments in rights to use airport facilities	(2,567)	201	(107.83)	(172)	516	(399.89)
Investments in constructions in process	(152,716)	(159,331)	4.33	(27,742)	(89,510)	222.65
Investments in others	25,312	(34,422)	(235.99)	(19,735)	(8,291)	(57.99)

Increase (Decrease) in cash and cash equivalents	204,026	375,644	84.12	115,636	239,435	107.06

Cash and cash equivalents at beginning of the financial period	533,993	734,308	37.51	622,384	870,517	39.87

Cash and cash equivalents at the end of the financial period	738,020	1,109,952	50.40	738,020	1,109,952	50.40

ASUR 3Q04, Page 17 of 17

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: October 28, 2004